# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bon Natural Life Ltd, CIK 0001816815
CUSIP: G14492121
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: ROOM 601, BLOCK C, GAZELLE VALLEY, NO.69, JINYE ROAD, HIGH-TECH ZONE, XIAN, SHAANXI, China (F4), 710076
Date of event which requires filing of this statement: 03/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059578

## Reporting persons
- East West Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 280,000; shared voting power 0; sole dispositive power 280,000; shared dispositive power 0; aggregate amount beneficially owned 280,000 (9.9% of the class)
  Comment: Based on 2,828,719 shares outstanding as of March 17, 2025.
- Global Investors, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); sole voting power 280,000; shared voting power 0; sole dispositive power 280,000; shared dispositive power 0; aggregate amount beneficially owned 280,000 (9.9% of the class)
  Comment: Based on 2,828,719 shares outstanding as of March 17, 2025.
- Streeterville Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 280,000; shared voting power 0; sole dispositive power 280,000; shared dispositive power 0; aggregate amount beneficially owned 280,000 (9.9% of the class)
  Comment: Based on 2,828,719 shares outstanding as of March 17, 2025.
- Streeterville Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 280,000; shared voting power 0; sole dispositive power 280,000; shared dispositive power 0; aggregate amount beneficially owned 280,000 (9.9% of the class)
  Comment: Based on 2,828,719 shares outstanding as of March 17, 2025.
- John M Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 280,000; shared voting power 0; sole dispositive power 280,000; shared dispositive power 0; aggregate amount beneficially owned 280,000 (9.9% of the class)
  Comment: Based on 2,828,719 shares outstanding as of March 17, 2025.

## Item 1. Issuer
Name of issuer: Bon Natural Life Ltd
Address of issuer's principal executive offices: ROOM 601, BLOCK C, GAZELLE VALLEY, NO.69, JINYE ROAD, HIGH-TECH ZONE, XIAN, SHAANXI, CHINA, 710076

## Item 2. Person Filing
Name of person filing: This report is filed by East West Capital, LLC, Global Investors, LLC, Streeterville Capital LLC, Streeterville Management LLC, and John M. Fife with respect to the shares of Class A Ordinary Shares, of the Issuer that are directly beneficially owned by East West Capital LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
2005 EAST 2700 SOUTH
STE 200
Salt Lake City, UT, 84109
Citizenship:
East West Capital LLC is a Utah limited liability company.
Global Investors LLC is a Wyoming limited liability company.
Streeterville Capital LLC is a Utah limited liability company.
Streeterville Management LLC is a Utah limited liability company.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 280,000
Percent of class: 9.9
Sole power to vote or to direct the vote: 280,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 280,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- East West Capital, LLC: John Fife, President (03/17/2025)
- Global Investors, LLC: John Fife, President (03/17/2025)
- Streeterville Capital LLC: John Fife, President (03/17/2025)
- Streeterville Management, LLC: John Fife, President (03/17/2025)
- John M Fife: John Fife, John Fife (03/17/2025)